Exhibit 99.1

Kenon Holdings Reports Q2 2019 Results and Additional Updates

Singapore, September 3, 2019. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for Q2 2019 and additional updates to its businesses.

Key Highlights

OPC

•	OPC’s revenue of $85 million in Q2 2019 was comparable to revenue of $84 million in Q2 2018.

•	OPC’s net profit was nil in Q2 2019, the same as in Q2 2018.

•	OPC’s EBITDA[1] was $18 million in Q2 2019, the same as in Q2 2018.

•
OPC reported that the arbitration tribunal dismissed all of the Tamar Group’s claims against OPC-Rotem, resulting in the release to OPC of $22 million in cash which had been deposited in a trust account relating to the dispute, and the award of certain legal fees and expenses.

Kenon

•
Kenon’s subsidiary received a favorable award of $30 million, plus pre-award interest, in a commercial arbitration proceeding related to rights retained by that subsidiary following the sale of the Inkia businesses. The award is subject to tax.

Discussion of Results for the Three Months ended June 30, 2019

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of OPC Energy Ltd. (“OPC”). The results of Qoros Automotive Co., Ltd. (“Qoros”) and ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associates.

See Exhibit 99.2 of Kenon’s Form 6-K dated September 3, 2019 for summary Kenon consolidated financial information; summary OPC consolidated financial information; a reconciliation of OPC’s EBITDA (which is a non-IFRS measure) to net profit; and summary operational and financial information of OPC and its subsidiaries.

1 EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated September 3, 2019 for the definition of OPC’s EBITDA and a reconciliation to its net profit for the applicable period.

OPC

The following discussion of OPC’s results of operations is based on OPC’s consolidated financial statements, as translated into US dollars.

Summary Financial Information of OPC

	Q2 2019	Q2 2018
	$ millions
Revenue	85	84
Cost of sales (excluding depreciation and amortization)	64	63
Finance expenses, net	10	9
Net profit	-	-
EBITDA	18	18

Revenue

	For the three months ended June 30,
	2019	2018
	$ millions
Revenue from energy generated by OPC and sold to private customers	56	56
Revenue from energy purchased by OPC and sold to private customers	5	4
Revenue from private customers in respect of infrastructures services	19	20
Revenue from energy sold to the System Administrator	1	-
Revenue from sale of steam	4	4
Total	85	84

OPC’s revenue from the sale of electricity to private customers derives from electricity sold at the generation component tariffs, as published by the EA, with some discount. The weighted-average generation component tariff for 2019, as published by the EA in January 2019, is NIS 0.2909 per KW hour. In 2018, the weighted average generation component tariff was NIS 0.2816 per KW hour. OPC’s revenues from the sale of steam are linked partly to the price of gas and partly to the Israeli Consumer Price Index (CPI).

•
Revenue from energy generated by OPC and sold to private customers – remained similar to Q2 2018. As OPC’s revenue is denominated in NIS, translation of its revenue into US Dollars had a negative impact of $1 million. Excluding the impact of exchange rate fluctuations, OPC’s revenues increased by $1 million, primarily as a result of the increase of the generation component tariff in January 2019.

•
Revenue from energy purchased by OPC and sold to private customers – increased by $1 million as compared to Q2 2018, primarily as a result of an increase in energy consumption by customers during the period.

•
Revenue from private customers in respect of infrastructures services – decreased by $1 million as compared to Q2 2018, primarily as a result of a decrease in the infrastructure services tariffs in January 2019.

Cost of Sales (Excluding Depreciation and Amortization)

	For the three months ended June 30,
	2019	2018
	$ millions
Natural gas and diesel oil consumption	34	33
Payment to IEC for infrastructure services and purchase of electricity	24	24
Natural gas transmission	2	2
Operating expenses	4	4
Total	64	63

•
Natural gas and diesel oil consumption – increased by $1 million as compared to Q2 2018, primarily due to an increase in OPC’s natural gas price, reflecting the increase in the generation component and an increase in the USD:NIS exchange rate.

•	Payment to IEC for infrastructures services and purchase of electricity – remained similar to Q2 2018.

Liquidity and Capital Resources

As of June 30, 2019, OPC had cash and cash equivalents and short-term deposits of $162 million, restricted cash of $88 million, and total outstanding consolidated indebtedness of $618 million, consisting of $36 million of short-term indebtedness and $582 million of long-term indebtedness. All of OPC’s debt is denominated in NIS.

Business Developments

Update on Tamar Arbitration

In July 2019, OPC announced the ruling in the arbitration proceedings commenced by the Tamar Group against OPC-Rotem relating to the indexation of the natural gas price formula for OPC-Rotem’s gas supply agreement with the Tamar Group. OPC reported that the arbitration ruling dismissed all of the Tamar Group’s claims against OPC-Rotem. The arbitration tribunal agreed with OPC-Rotem’s position regarding the applicable tariff to be applied in calculating the contract price during the disputed period.

In addition, the arbitration tribunal ordered the Tamar Group to pay OPC-Rotem approximately $4 million for expenses incurred by OPC-Rotem in connection with the arbitration proceedings. OPC-Rotem is also entitled to receive the amounts it had deposited in May 2017 (approximately $22 million) in a trust account in connection with the dispute, and any interest accrued since such time.

Update on the Construction of the OPC-Hadera Plant

OPC-Hadera is constructing a 148 MW co-generation power plant in Israel. OPC expects that the total cost of completing the OPC-Hadera plant will be approximately NIS 1 billion (approximately $274 million).

As of June 30, 2019, OPC-Hadera had invested an aggregate of NIS 846 million (approximately $237 million) in the construction of the OPC-Hadera power plant and related infrastructure.

OPC management expects the commercial operation date of the OPC-Hadera plant to be in the fourth quarter of 2019 - this takes into account delays that occurred during the plant’s construction, including the timetable for replacement of a faulty component discovered during performance of the construction work. In July 2019, the Minister of National Infrastructures, Energy and Water approved the postponement of the milestone date for the commercial operation stated in OPC-Hadera’s conditional license to March 2020, and OPC-Hadera’s lenders agreed to extend the commercial operation date in the OPC-Hadera loan agreement to the end of March 2020. OPC management expects that a portion of the costs and lost profits deriving from the delay will be covered by OPC-Hadera’s insurance policy. In addition, OPC-Hadera is entitled to compensation from the EPC contractor pursuant to the construction agreement in respect of delay of the operation date. As a result, OPC management does not expect the delay will result in a change to the estimated construction cost of the Hadera Power Plant.

Update on Tzomet Project

Tzomet Energy Ltd. (“Tzomet”) is developing an open-cycle natural gas-fired power station with capacity of approximately 396 MW in Israel. In April 2019, Tzomet was granted a conditional licence for construction of the power plant. The licence is conditional on compliance with various milestones including reaching commercial operation within 66 months from the date of the conditional license. Additional approvals are required for the project to reach financial closing, including securing grid connection and construction permits. According to the relevant regulation, the Tzomet project is required to reach financial closing by January 1, 2020.

Issuance of new shares in private placement

In June 2019, OPC issued 5,179,147 new ordinary shares (representing approximately 3.71% of OPC’s issued and outstanding share capital at the time on a fully diluted basis) at a price of NIS 23.17 per share, for total cash consideration of approximately NIS 120 million (approximately $33 million). OPC indicated that the proceeds of the sale are expected to be used for general corporate purposes. Following the sale, Kenon’s interest in OPC decreased from 75.8% to 73.0% (71.8% on a fully diluted basis).

In September 2019, OPC issued 5,849,093 new ordinary shares (representing approximately 4.02% of OPC’s issued and outstanding share capital at the time on a fully diluted basis) at a price of NIS 26.50 per share, for total cash consideration of approximately NIS 155 million (approximately $44 million). OPC indicated the proceeds of the sale are expected to be used for general corporate purposes. Following the sale, Kenon’s interest in OPC decreased from 73.0% to 69.9% (68.7% on a fully diluted basis).

Qoros2

Agreement to sell 12% of Qoros

As previously reported, in January 2019, Kenon entered into an agreement to sell half (12%) of its remaining interest (24%) in Qoros to the majority shareholder in Qoros for a purchase price of RMB1,560 million (approximately $220 million). The sale is subject to obtaining relevant third party consents and other closing conditions, including approvals by relevant government authorities. The parties are continuing the process of seeking these consents and approvals. Following completion of the sale, Kenon will hold a 12% interest in Qoros, the majority shareholder in Qoros will hold 63% and Chery Automobile Co. Ltd. will own 25%.

Qoros Sales

Qoros sold approximately 6,500 cars in Q2 2019, primarily reflecting orders from a leasing company introduced by Qoros majority shareholder.

ZIM

Discussion of ZIM’s Results for Q2 2019

ZIM’s revenue increased by 4% in Q2 2019 to $834 million, as compared to $803 million in Q2 2018. ZIM carried approximately 731 thousand TEUs in Q2 2019, representing a 5% decrease as compared to Q2 2018, in which ZIM carried approximately 772 thousand TEUs. The average freight rate per TEU in Q2 2019 was $993 per TEU, as compared to $907 per TEU in Q2 2018, representing a 9% increase. ZIM’s operating expenses decreased by 5% to $719 million in Q2 2019, as compared to $757 million in Q2 2018, primarily as a result of (i) a $37 million decrease in bunker expenses and (ii) a $22 million decrease in port expenses. This was offset by (i) a $24 million increase in lease expense of vessels, slots and containers (including a $36 million decrease related to the implementation of IFRS 16) and (ii) a $6 million increase in cargo handling expenses.

Additional Kenon Updates

Favorable Ruling in Arbitration Proceeding

Kenon’s subsidiary received a favourable ruling in July 2019 of $30 million, plus pre-award interest, in a commercial arbitration proceeding related to rights retained by that subsidiary following the sale of the Inkia businesses. The award, which remains to be paid, is subject to tax. The arbitration related to a dispute over an insurance claim. The proceeding is described in more detail in Kenon’s annual report on Form 20-F for the year ended December 31, 2018

Kenon’s (Unconsolidated) Liquidity and Capital Resources

As of June 30, 2019, Kenon’s unconsolidated cash balance was $30 million. There is no material debt at the Kenon level. Kenon’s unconsolidated cash declined by approximately $5 million in Q2 2019 primarily as a result of certain final tax payments relating to the sale of the Inkia power business, together with legal expenses relating to certain claims and proceedings retained by Kenon after the sale of the Inkia power business, partially offset by the receipt of dividends from OPC.

Kenon is the beneficiary of a four-year deferred payment agreement, effective December 28, 2017, reflecting deferred consideration from the sale of its Inkia power businesses, accruing 8% interest, payable in kind (total payable as at June 30, 2019 including principal and accrued interest is $197 million). The deferred payment is subject to tax.

2 Convenience translations of RMB amounts into US Dollars use a rate of 7.10: 1.

Investors’ Conference Call

Kenon’s management will host a conference call for investors and analysts on September 3, 2019, starting at 9:00 am Eastern Time. Kenon's and OPC's management will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following teleconferencing numbers:

Singapore:	3158-3851
US:	1-888-668-9141
Israel:	03-9180609
UK:	0-800-917-5108
International:	+65-31583851

At: 9:00 am Eastern Time, 6:00 am Pacific Time, 2:00 pm UK Time, 4:00 pm Israel Time and 9:00 pm Singapore Time.

For those unable to participate, the teleconference will be available for replay on Kenon’s website at http://www.kenon-holdings.com beginning 24 hours after the call.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:
•	OPC Energy (70% interest) – a leading owner, developer and operator of power generation facilities in the Israeli power market;
•	Qoros (24% interest3) – a China-based automotive company;
•	ZIM (32% interest) – an international shipping company; and
•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon remains committed to its strategy to realize the value of its businesses for its shareholders. In connection with this strategy, Kenon may provide its shareholders with direct access to its businesses, which may include spin-offs, listings, offerings, distributions or monetization of its businesses. Kenon is actively exploring various ways to materialize this strategy in a rational and expeditious manner. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

3 Kenon has agreed to sell half of its 24% interest to the majority shareholder in Qoros; upon completion of this sale, Kenon will hold a 12% interest in Qoros.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to statements about (i) with respect to OPC, statements with respect to the OPC-Hadera and Tzomet projects, including expected installed capacity, expected cost, and expected timing of commercial operation of the projects as well as the impact of the delay in in completion of the Hadera project including statements about expected compensation and insurance and expectation that there will be no variance in cost for the project as a result of the delay, statements relating to the Tamar arbitration award and statements relating to use of proceeds of the OPC capital raises, (ii) with respect to Qoros, statements with respect to the agreement by Kenon to sell half of its remaining interest in Qoros to the majority shareholder in Qoros, that the parties are in the process of seeking the required approvals and (iii) statements relating to the arbitration ruling and other non-historical matters. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include (i) with respect to OPC, risks relating to a failure to complete the project and reach commercial operation of the OPC-Hadera and Tzomet projects on a timely basis, within the expected budget, or at all, including the risk that OPC may be unable to obtain the required permits, licenses and other approvals or meet the required milestones required to proceed with the Tzomet project and costs associated with delays in reaching commercial operation, (ii) with respect to Qoros, risks relating to the agreement to sell half of Kenon's remaining interest in Qoros to the majority shareholder in Qoros, including the risk that the parties may be unable to obtain required consents including regulatory approvals and other risks relating to the closing of that transaction, including the timing thereof and the risk that the sale is not completed and (iii) with respect to Kenon risks relating to the arbitration ruling and enforcement thereof other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +44 20 7659 4186